SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 -K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 12, 2005

(Commission File No. 1-15024)

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

(Name of Registrant)

Ramon Cojuangco Building

Makati Avenue, Makati City

Philippines 0721

(Address of Principal Executive Officers)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: y	Form 40-F: o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes: o	No: y

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation by Regulation S-T Rule 101 (b) (7):

Yes: o	No: y

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: o	No: y

Enclosure:

A copy of the disclosure letter we sent today to the Philippine Stock Exchange and the Securities and Exchange Commission regarding the Reuters news wire entitled “First Pac sells $199 mln debt convertible to PLDT shrs” and the related press release which First Pacific Company Limited issued today in Hongkong.

January 12, 2005

SECURITIES & EXCHANGE COMMISSION

Corporation Finance Department

SEC Building, EDSA

Mandaluyong City

Attention: Director Justina F. Callangan

Corporation Finance Department

Gentlemen:

Re : Philippine Long Distance Telephone Company

SEC Registration No. PW-55

In compliance with Section 17.1(b) of the Securities Regulation Code and SRC Rule 17.1, we submit herewith five (5) copies of our letter dated January 12, 2005 to the Philippine Stock Exchange, Inc. regarding the Reuters news wire entitled “First Pac sells $199 mln debt convertible to PLDT shrs” and the related press release which First Pacific Company Limited issued today in Hongkong.

Respectfully yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Encs.

SECURITIES AND EXCHANGE COMMISSION

SEC FORM 17-C

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.                  12 January 2005

Date of Report (Date of earliest event reported)

2.                  SEC Identification Number PW-55

3.                  BIR Tax Identification No. 000-488-793

4.                  PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

Exact name of issuer as specified in its charter

5. PHILIPPINES 6. _____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 814-3664

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.              Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code or Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Licensed and Amount of Debt Outstanding

11.              Item 9 – Other Events

Attached hereto is a copy of our letter to the Philippine Stock Exchange, Inc. (“PSE”) dated January 12, 2005 in connection with the information regarding the Reuters news wire entitled “First Pac sells $199 mln debt convertible to PLDT shrs”.

SIGNATURE

Pursuant to the requirements of the Securities Regulation Code, the Issuer has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY MA. LOURDES C. RAUSA-CHAN Corporate Secretary

Date: 12 January 2005

Distribution Copies: 5 copies – Securities & Exchange Commission

1 copy - Philippine Stock Exchange

1 copy - Company Secretary

January 12, 2005	SECURITY CODE: CM-040

The Philippine Stock Exchange

Listing and Disclosure Group

4th Floor Philippine Stock Exchange Centre

Exchange Road, Ortigas Center

Pasig City

Attention: Ms. Jurisita M. Quintos

Senior Vice President

Ladies and Gentlemen:

We refer to your fax letter dated January 12, 2005 requesting for information regarding the Reuters news wire entitled “First Pac sells $199 mln debt convertible to PLDT shrs”.

Enclosed is a copy of the related press release which First Pacific Company Limited issued today in Hongkong.

Thank you.

Very truly yours,

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

FIRST PACIFIC COMPANY LIMITED

PRESS RELEASE

Wednesday, 12 January 2005

FIRST PACIFIC LAUNCHES FIVE YEAR US$199 MILLION

EXCHANGEABLE NOTES ISSUE

First Pacific Company Limited (“First Pacific”; HKSE stock code 142) today announced the launch of a US$199 million five (5) year Zero Coupon Exchangeable Notes (the “Notes”) through its wholly-owned subsidiary, First Pacific Finance Limited (“FPF”). The Notes are unsecured obligations of FPF and are guaranteed by First Pacific.

The five year Notes will have zero coupon and a yield to maturity of 5.625 per cent per annum. Investors have the option to put the Notes to FPF at 118.11 per cent of par value on the third anniversary of the Notes. However, FPF can buy back the Notes for cash starting from the fourth year if the value of the common shares of Philippine Long Distance Telephone Company (“PLDT”) exchangeable into the Notes trade at a price higher than 30 per cent of the principal and accreted redemption premium of the Notes.

The Notes will carry a conversion premium of 21 per cent on the day of launch, which translates into a conversion price of Pesos 1,645.6 per common share of PLDT. On maturity, the conversion price would accrete to Pesos 2,171.7 per common share of PLDT. In the event conversion in full happens, the Notes will exchange into approximately 6.8 million common shares of PLDT, representing approximately 4 per cent of its total outstanding common shares. Under the terms of the Notes, First Pacific has the option to settle in cash the Exchange Rights of the Note holders.

The net proceeds are estimated to be approximately US$194 million and will be used by First Pacific for general corporate purposes including acquisitions in line with the company’s principal strategic objectives, repayment of debt and working capital (however, no specific acquisition is currently contemplated).

M. V. Pangilinan, Managing Director and Chief Executive Officer of First Pacific, commented that “These Exchangeable Notes enable First Pacific to optimize the value of one of its core assets, i.e. its shareholding in PLDT, to raise financing on attractive terms. The Notes represent an efficient form of financing for us, with the aggregate value of the Notes in excess of the market value of the underlying PLDT common shares. Also, the Notes represent unsecured obligations at interest rates that are comparatively lower than our historic cost of borrowing. On the whole, this financing exercise will strengthen our financial position and supply us with the resources to grow our investments, as well as capture potential expansion opportunities available in the region.”

Mr. Pangilinan added: “Let me emphasize that First Pacific has no plans whatsoever of disposing or relinquishing our substantial interest in PLDT. There are cash settlement options under the Notes which we can use to satisfy the exchange rights, thereby enabling us to maintain our current investment level in PLDT. This is simply a financing exercise and it is fully our intention to maintain our present level of investment in PLDT.”

* * *

For further information, please contact:

Sara Cheung Tel: (852) 2842 4336

Assistant Vice President

Group Corporate Communications

First Pacific Company Limited

or visit www.firstpacco.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

By: MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

Date: January 12, 2005